Exhibit 99.2

TABLE OF CONTENTS

Financial Summary	3	Financial Results for the 3-Month Periods Ended March 31, 2018 and 2017	17

Business Drivers	6	Business Segment Review	18

Supplemental Information on Non-IFRS Measures	8	Liquidity and Capital Resources	27

Financial Overview	13	Consolidated Financial Position	29

Business Highlights	16	Near-Term Outlook	30

Significant Facts and Developments	16	Unaudited Condensed Interim Consolidated Financial Statements	33

FORWARD-LOOKING STATEMENTS

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2018 and 2017, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 9, 2018, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for understanding Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2018 FIRST-QUARTER RESULTS

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared and reported in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified.

FINANCIAL HIGHLIGHTS

•	Sales of $1,098 million

(compared to $1,082 million in Q4 2017 (+1%) and $1,006 million in Q1 2017 (+9%))

•	As reported (including specific items)

◦	Operating income of $112 million

(compared to $45 million in Q4 2017 (+149%) and $31 million in Q1 2017 (+261%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $167 million

(compared to $104 million in Q4 2017 (+61%) and $78 million in Q1 2017 (+114%))

◦	Net earnings per common share of $0.65

(compared to net earnings of $0.60 in Q4 2017 and net earnings of $1.70 in Q1 2017)

•	Adjusted (excluding specific items)[1]

◦	Operating income of $50 million

(compared to $46 million in Q4 2017 (+9%) and $28 million in Q1 2017 (+79%))

◦	OIBD of $105 million

(compared to $105 million in Q4 2017 (stable) and $75 million in Q1 2017 (+40%))

◦	Net earnings per common share of $0.13

(compared to net earnings of $0.14 in Q4 2017 and net earnings of $0.13 in Q1 2017)

•	Net debt[1] of $1,534 million as at March 31, 2018 (compared to $1,522 million as at December 31, 2017) and net debt to adjusted OIBD ratio[1] at 3.6x on a pro-forma basis[2].

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except per common share amounts)	Q1 2018	Q4 2017	Q1 2017

Sales	1,098	1,082	1,006
As Reported
Operating income before depreciation and amortization (OIBD)[1]	167	104	78
Operating income	112	45	31
Net earnings	61	57	161
per common share	$0.65	$0.60	$1.70
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	105	105	75
Operating income	50	46	28
Net earnings	12	13	12
per common share	$0.13	$0.14	$0.13
Margin (OIBD)	9.6%	9.7%	7.5%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Pro-forma to include 2017 and 2018 business acquisitions on a last twelve months basis

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SEGMENTED OPERATING INCOME (LOSS) AS REPORTED

(in millions of Canadian dollars)	Q1 2018	Q4 2017	Q1 2017

Packaging Products
Containerboard	121	51	33
Boxboard Europe	19	11	5
Specialty Products	2	9	13

Tissue Papers	(2)	(6)	8

Corporate Activities	(28)	(20)	(28)
Operating income as reported	112	45	31

SEGMENTED ADJUSTED OIBD1

(in millions of Canadian dollars)	Q1 2018	Q4 2017	Q1 2017

Packaging Products
Containerboard	77	74	45
Boxboard Europe	28	19	14
Specialty Products	7	14	18

Tissue Papers	13	12	23

Corporate Activities	(20)	(14)	(25)
Adjusted OIBD	105	105	75

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

4

Our consolidated first quarter performance improved both year-over-year and sequentially in terms of sales levels, shipments and operating income. Changes in raw material prices were positive on a consolidated basis both sequentially and year-over-year, while higher transportation costs negatively impacted profitability in our North American operations.

Year-over-year, first quarter results were supported by a strong performance from our European boxboard subsidiary Reno de Medici, driven by strong market conditions, selling price improvement and lower raw material costs. The containerboard packaging division similarly generated stronger results, reflecting the April 2017 consolidation of the Greenpac Mill, strong industry fundamentals and higher average realized selling prices. As disclosed in early March, first quarter production levels in this segment were impacted by unplanned downtime at several mills at the beginning of the year, which resulted in a production shortfall of 15,000 short tons during the period. These production and mechanical issues were resolved before the end of the quarter. Results in the specialty products segment were below last year due to the lower recycled material prices, most notably OCC, which reduced sales in the recovery sub-segment. Finally, the tissue papers division increased shipments by 7% year-over-year within the ongoing context of challenging market conditions and market related downtime taken at the beginning of the year. Results in this segment, however, were impacted by lower average selling prices driven by increased competitiveness in several markets, higher raw material prices, and negative operating margin related to the Oregon converting facility that was started in the second quarter of 2017.

On a sequential basis, consolidated first quarter results reflected improvements in capacity utilization, sales, and operating income. This was largely driven by a strong performance from the European boxboard division, and was supported by a slight progress in tissue. Although production levels in containerboard reflected seasonally softer volumes and the downtime as described above, this division generated improvements in operating income and adjusted OIBD, reflecting higher realized average selling prices and lower raw material costs. Conversely, results from the specialty products segment decreased, due primarily to the impact of lower recycled paper pricing on the performance of its recovery activities.

On the strategic front, the construction of our new containerboard converting facility in NJ progressed on time and on budget, with start-up scheduled for the end of May. The containerboard division finalized the sale of the NY converting facility for US$72 million in January, and the acquisition of the 66.67% interest in the Italian boxboard processing company PAC Service S.p.A, was concluded by the European boxboard division at the beginning of the year. At the end of the first quarter, the leverage ratio stood at 3.6x1, unchanged from the end of 2017.

1 Pro-forma basis to include 2017 and 2018 business combinations on a LTM basis.

MARIO PLOURDE

President and Chief Executive Officer

May 9, 2018

5

OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than 50 years later, Cascades is a multinational business with more than 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	Q1 2018 Sales[2] (in M$)	Q1 2017 Sales[2] (in M$)	Last twelve months (LTM) Sales[2] (in M$)
PACKAGING PRODUCTS
Containerboard	27	421	346	1,727
Boxboard Europe[3]	6	246	211	873
Specialty Products	38	159	173	689
TISSUE PAPERS	21	305	306	1,267

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS

The average value of the Canadian dollar increased sequentially by 1% compared to the US dollar and decreased by 4% compared to the Euro in the first quarter of 2018. On a year-over-year basis, the average value of the Canadian dollar rose by 5% compared to the US dollar and fell 9% compared to the Euro.	During the quarter, the average price of natural gas increased 2% sequentially, but was down 10% compared to the same period last year. In the case of crude oil, the average price was 16% and 15% higher sequentially and year-over-year, respectively.

	2016	2017					2018
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1

US$/CAN$ - Average rate	$0.75	$0.76	$0.74	$0.80	$0.79	$0.77	$0.79
US$/CAN$ End of period rate	$0.74	$0.75	$0.77	$0.80	$0.80	$0.80	$0.78
EURO€/CAN$ - Average rate	$0.68	$0.71	$0.68	$0.68	$0.67	$0.68	$0.64
EURO€/CAN$ End of period rate	$0.71	$0.70	$0.68	$0.68	$0.66	$0.66	$0.63
Natural Gas Henry Hub - US$/mmBtu	$2.46	$3.32	$3.18	$3.00	$2.93	$3.11	$2.98

Source: Bloomberg

1 Including associates and joint ventures.

2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 8 of the 2017 audited consolidated financial statements for more information on associates and joint ventures.

3 Via our 57.8% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

4 Please refer to the “Supplemental Information on Non-IFRS Measures” section for a complete reconciliation.

6

HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2016	2017					2018	Q1 2018 vs. Q1 2017		Q1 2018 vs. Q4 2017
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	625	655	705	705	705	693	722	67	10%	17	2%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	520	540	590	617	620	592	637	97	18%	17	3%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index[1]	656	649	680	680	680	672	678	29	4%	(2)	—%
Virgin coated duplex boxboard (FBB) index[2]	1,045	1,031	1,031	1,031	1,031	1,031	1,072	41	4%	41	4%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (series B)	605	622	660	660	640	645	643	21	3%	3	—%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	1,013	1,023	1,040	1,053	1,057	1,043	1,072	49	5%	15	1%
Parent rolls, virgin fibres (transaction)	1,280	1,297	1,320	1,334	1,339	1,323	1,366	69	5%	27	2%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Sorted residential papers, No. 56 (SRP - Northeast average)	69	92	76	86	63	79	59	(33)	(36)%	(4)	(6)%
Old corrugated containers, No. 11 (OCC - Northeast average)	93	142	148	162	99	138	92	(50)	(35)%	(7)	(7)%
Sorted office papers, No. 37 (SOP - Northeast average)	150	173	172	170	160	169	165	(8)	(5)%	5	3%
Europe (euro/metric ton)
Recovered paper index[3]	127	147	138	147	135	142	111	(36)	(24)%	(24)	(18)%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	978	1,033	1,093	1,110	1,183	1,105	1,233	200	19%	50	4%
Bleached hardwood kraft, mixed, Canada/US	847	853	942	985	1,052	958	1,077	224	26%	25	2%

Source: RISI and Cascades.

SENSITIVITY TABLE

Please refer to page 31 of the 2017 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income as a result of potential changes in the prices of our main products, costs of certain raw material and energy, as well as the CAN$/US$ exchange rate, assuming that, for each price change, all other variables remain constant.

1	The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2018.
2	The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2018.
3	The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2018.

7

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS

The Corporation incurred the following specific items during first quarters of 2018 and 2017:

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first quarter of 2018, the Containerboard segment completed the sale of the building and land of its Maspeth plant, NY, and generated a gain of $66 million, net of asset retirement obligations of $2 million.

RESTRUCTURING COSTS

In the first quarter of 2017, the Boxboard Europe segment recorded severances of $1 million following the restructuring of its sales activities.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first quarter of 2018, the Corporation recorded an unrealized loss of $4 million, compared to an unrealized gain of $4 million in the same period of 2017, on certain derivative financial instruments not designated for hedge accounting.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first quarter of 2018, the Corporation recorded a gain of $1 million on its US$-denominated debt and related financial instruments, compared to a gain of $8 million in the same period of 2017. This includes a gain of $1 million in the first quarter of 2018, compared to a gain of $5 million in the same period of 2017, on foreign exchange forward contracts not designated for hedge accounting. This also included a gain of $3 million in the same period of 2017, on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe as well as forward exchange contracts designated as hedging instruments, if any.

8

FAIR VALUE REVALUATION GAIN ON INVESTMENTS AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2018

In the first quarter of 2018, our Boxboard Europe segment completed the acquisition of PAC Service S.p.A. and recorded a revaluation gain of $5 million on its previously held interest. This item is presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

2017

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations' participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and was considered an available-for-sale financial asset, which was classified in "Other assets." Consequently, our investment in Boralex was revaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation of investment” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment was recorded in accumulated other comprehensive income.

The Corporation also recorded its share of $1 million on an unrealized gain on certain derivative financial instruments not designated for hedge accounting related to its associate Greenpac.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.

•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

9

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended March 31, 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	121	19	2	(2)	(28)	112
Depreciation and amortization	20	9	5	15	6	55
Operating income (loss) before depreciation and amortization	141	28	7	13	(22)	167
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—	—	—	(66)
Unrealized loss on derivative financial instruments	2	—	—	—	2	4
	(64)	—	—	—	2	(62)
Adjusted operating income (loss) before depreciation and amortization	77	28	7	13	(20)	105
Adjusted operating income (loss)	57	19	2	(2)	(26)	50

	For the 3-month period ended March 31, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	33	5	13	8	(28)	31
Depreciation and amortization	12	8	5	15	7	47
Operating income (loss) before depreciation and amortization	45	13	18	23	(21)	78
Specific items :
Restructuring costs	—	1	—	—	—	1
Unrealized gain on derivative financial instruments	—	—	—	—	(4)	(4)
	—	1	—	—	(4)	(3)
Adjusted operating income (loss) before depreciation and amortization	45	14	18	23	(25)	75
Adjusted operating income (loss)	33	6	13	8	(32)	28

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2018	2017
Net earnings attributable to Shareholders for the period	61	161
Net earnings attributable to non-controlling interests	11	2
Provision for income taxes	24	27
Fair value revaluation gain on investments	(5)	(145)
Share of results of associates and joint ventures	(1)	(28)
Foreign exchange gain on long-term debt and financial instruments	(1)	(8)
Financing expense and interest expense on employee future benefits	23	22
Operating income	112	31
Specific items:
Gain on acquisitions, disposals and others	(66)	—
Restructuring costs	—	1
Unrealized loss (gain) on derivative financial instruments	4	(4)
	(62)	(3)
Adjusted operating income	50	28
Depreciation and amortization	55	47
Adjusted operating income before depreciation and amortization	105	75

10

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS		NET EARNINGS PER COMMON SHARE[1]
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per common share)	2018	2017	2018	2017
As per IFRS	61	161	$0.65	$1.70
Specific items:
Gain on acquisitions, disposals and others	(66)	—	$(0.51)	—
Restructuring costs	—	1	—	$0.01
Unrealized loss (gain) on derivative financial instruments	4	(4)	$0.03	$(0.03)
Foreign exchange gain on long-term debt and financial instruments	(1)	(8)	$(0.01)	$(0.08)
Fair value revaluation gain on investments	(5)	(145)	$(0.03)	$(1.33)
Share of results of associates and joint ventures	—	(16)	—	$(0.14)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	19	23	—	—
	(49)	(149)	$(0.52)	$(1.57)
Adjusted	12	12	$0.13	$0.13

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item “Tax effect on specific items, other tax adjustments and attributable to non-controlling interests” only include the effect of tax adjustments.

The following table reconciles cash flow from (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2018	2017
Cash flow from (used for) operating activities	38	(6)
Changes in non-cash working capital components	31	39
Depreciation and amortization	(55)	(47)
Net income taxes paid (received)	(3)	5
Net financing expense paid	37	38
Gain on acquisitions, disposals and others	66	—
Unrealized gain (loss) on derivative financial instruments	(4)	4
Dividend received, employee future benefits and others	2	(2)
Operating income	112	31
Depreciation and amortization	55	47
Operating income before depreciation and amortization	167	78

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The following table reconciles cash flow from (used for) operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per common share basis:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per share or otherwise mentioned)	2018	2017
Cash flow from (used for) operating activities	38	(6)
Changes in non-cash working capital components	31	39
Cash flow from operating activities (excluding changes in non-cash working capital components)	69	33
Specific items, net of current income taxes if applicable:
Restructuring costs	—	1
Adjusted cash flow from operating activities	69	34
Capital expenditures, other assets[1] and capital lease payments, net of disposals of $81 million in Q1 2018	(9)	(64)
Dividends paid to the Corporation's Shareholders	(4)	(4)
Adjusted free cash flow	56	(34)
Adjusted free cash flow per common share	$0.59	$(0.36)
Weighted average basic number of common shares outstanding	95,013,041	94,554,104

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	March 31, 2018	December 31, 2017
Long-term debt	1,582	1,517
Current portion of long-term debt	66	59
Bank loans and advances	23	35
Total debt	1,671	1,611
Less: Cash and cash equivalents (including $25 million of restricted cash in 2018)	137	89
Net debt	1,534	1,522
Adjusted OIBD (last twelve months)	423	393
Net debt / Adjusted OIBD ratio	3.6	3.9
Net debt / Adjusted OIBD ratio on a pro-forma basis[1]	3.6	3.6

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis.

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MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2017

Results for the year reflected strong sales driven by year-over-year increases in shipments for the Boxboard Europe segment and higher average selling prices from all three packaging segments on a same plant basis. Beginning in the second quarter, the consolidation of Greenpac benefited both sales and operating income levels. However, a sharp increase in raw material costs impacted the performance of all our segments, the effects of which were partially offset by the corresponding stronger results generated by our recovery and recycling activities. Results from our Tissue segment included costs related to the start-up of the new converting plant on the West Coast of the US, as well as additional costs related to new branding and repositioning efforts of its product lines. Increased capacity in the Tissue market also had a negative impact on shipments. Finally, ERP implementation and business process optimization initiatives at the corporate level also required a higher level of resources during 2017 compared to 2016.

FINANCIAL OVERVIEW - FIRST QUARTER OF 2018

Results for the first quarter reflect strong sales driven by higher average selling prices from all three packaging segments on a same plant basis. Also, lower recycled fibres costs benefit the performance of our Containerboard and Boxboard Europe segments, the effects of which are partially offset by the corresponding lower results generated by our recovery and recycling activities. Results from our Tissue Papers segment are still negatively impacted by rising virgin pulp prices and increased capacity in the market. In addition, all of our North American activities are negatively impacted by increasing transportation costs that are occurring for many industries in the U.S. and Canada. Finally, Corporate Activities costs are down as expected, with ERP implementation and business process review initiatives now mostly completed and in optimization mode.

Sales increased by $92 million, or 9%, to reach $1,098 million in the first quarter of 2018, compared to $1,006 million in the same period of 2017, mainly due to 2017 business acquisitions and higher selling prices in all segments but Tissue Papers. However, lower volumes, on a same plant basis, in all packaging segments had a negative impact on sales while Tissue Papers shipments increased year-over-year. Our Recovery and Recycling activities generated lower sales as a result of the decrease in recycled fibre prices.

For the 3-month period ended March 31, 2018, the Corporation posted net earnings of $61 million, or $0.65 per common share, compared to net earnings of $161 million, or $1.70 per common share in the same period of 2017. On an adjusted basis1, the Corporation generated net earnings of $12 million in the first quarter of 2018, or $0.13 per common share, the same as last year. The Corporation recorded an operating income of $112 million during the period, compared to $31 million in the same period of 2017. On an adjusted basis,1 operating income stood at $50 million, compared to $28 million last year.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

13

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2016					2017					2018	LTM[8]
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	277	284	294	283	1,138	285	375	369	372	1,401	352	1,468
Boxboard Europe	278	267	258	263	1,066	296	283	271	270	1,120	298	1,122
	555	551	552	546	2,204	581	658	640	642	2,521	650	2,590
Tissue Papers	143	158	163	144	608	139	151	157	146	593	149	603
Total	698	709	715	690	2,812	720	809	797	788	3,114	799	3,193

Integration rate[2]
Containerboard	52%	53%	54%	51%	53%	51%	51%	55%	52%	53%	56%	54%
Tissue Papers	70%	65%	65%	72%	68%	71%	69%	67%	66%	68%	67%	67%

Manufacturing capacity utilization rate[3]
Packaging Products
Containerboard	93%	93%	96%	91%	93%	96%	94%	91%	92%	93%	89%	92%
Boxboard Europe	97%	92%	89%	91%	92%	102%	98%	94%	93%	97%	103%	97%
Tissue Papers	87%	89%	93%	83%	88%	86%	89%	90%	84%	87%	88%	88%
Consolidated total	93%	91%	93%	89%	92%	96%	95%	92%	91%	93%	94%	93%
FINANCIAL
Return on assets[4]
Packaging Products
Containerboard	19%	19%	18%	17%	17%	16%	14%	13%	14%	14%	14%	14%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	11%	12%	12%	14%	14%
Specialty Products	18%	19%	20%	20%	20%	20%	21%	19%	18%	18%	15%	15%
Tissue Papers	15%	17%	17%	16%	16%	15%	14%	12%	10%	10%	9%	9%
Consolidated return on assets	11.8%	12.0%	11.3%	10.8%	10.8%	9.8%	9.1%	8.9%	9.2%	9.2%	9.5%	9.6%
Return on capital employed[5]	6.0%	6.2%	5.5%	5.2%	5.2%	4.5%	3.9%	3.7%	3.7%	3.7%	3.9%	3.9%

Working capital[6]
In millions of $, at end of period	439	458	443	309	309	385	429	474	442	442	513	513
As a percentage of sales[7]	10.9%	10.9%	10.9%	10.6%	10.6%	10.2%	9.9%	9.9%	10.1%	10.1%	10.5%	10.5%

1	Shipments do not take into account the elimination of business sector inter-segment shipments. Starting in Q2 2017, including Greenpac. Shipments from our Specialty Products segment are not presented as they use different units of measure.

2	Defined as: Percentage of manufacturing shipments transferred to our converting operations. Starting in Q2 2017, including Greenpac.

3	Defined as: Manufacturing internal and external shipments/practical capacity. Excluding Specialty Products segment manufacturing activities. Starting in Q2 2017, including Greenpac.

4	Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets less cash and cash equivalents. Including Greenpac on a consolidated basis starting in Q2 2017.

5	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core associates and joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the quarterly total average assets less trade and other payables and cash and cash equivalents. Including Greenpac as an associate up to Q1 2017 and on a consolidated basis starting in Q2 2017.

6	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Starting in Q2 2017, including Greenpac.

7	Percentage of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals. Starting in Q2 2017, including Greenpac.

8	LTM (last twelve months).

14

HISTORICAL FINANCIAL INFORMATION

	2016					2017					2018	LTM[3]
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2[2]	Q3	Q4	TOTAL	Q1
Sales
Packaging Products
Containerboard	336	342	356	336	1,370	346	428	438	440	1,652	421	1,727
Boxboard Europe	219	197	189	191	796	211	213	202	212	838	246	873
Specialty Products	149	157	158	156	620	173	188	181	161	703	159	689
Inter-segment sales	(15)	(14)	(16)	(16)	(61)	(22)	(27)	(32)	(24)	(105)	(24)	(107)
	689	682	687	667	2,725	708	802	789	789	3,088	802	3,182
Tissue Papers	320	324	342	319	1,305	306	338	323	301	1,268	305	1,267
Inter-segment sales and Corporate activities	(6)	(8)	(8)	(7)	(29)	(8)	(10)	(9)	(8)	(35)	(9)	(36)
Total	1,003	998	1,021	979	4,001	1,006	1,130	1,103	1,082	4,321	1,098	4,413
Operating income (loss)
Packaging Products
Containerboard	40	46	44	28	158	33	30	50	51	164	121	252
Boxboard Europe	8	7	1	3	19	5	13	5	11	34	19	48
Specialty Products	9	16	12	14	51	13	14	10	9	46	2	35
	57	69	57	45	228	51	57	65	71	244	142	335
Tissue Papers	19	18	26	12	75	8	17	9	(6)	28	(2)	18
Corporate activities	(3)	(22)	(33)	(24)	(82)	(28)	(26)	(23)	(20)	(97)	(28)	(97)
Total	73	65	50	33	221	31	48	51	45	175	112	256
Adjusted OIBD[1]
Packaging Products
Containerboard	55	60	58	43	216	45	56	72	74	247	77	279
Boxboard Europe	16	17	9	11	53	14	21	14	19	68	28	82
Specialty Products	14	16	18	17	65	18	20	15	14	67	7	56
	85	93	85	71	334	77	97	101	107	382	112	417
Tissue Papers	34	39	47	30	150	23	35	24	12	94	13	84
Corporate activities	(13)	(20)	(29)	(19)	(81)	(25)	(25)	(19)	(14)	(83)	(20)	(78)
Total	106	112	103	82	403	75	107	106	105	393	105	423
Net earnings	75	36	20	4	135	161	256	33	57	507	61	407
Adjusted[1]	34	35	30	15	114	12	24	19	13	68	12	68
Net earnings per common share (in dollars)
Basic	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$2.70	$0.35	$0.60	$5.35	$0.65	$4.30
Basic, adjusted[1]	$0.35	$0.38	$0.32	$0.16	$1.21	$0.13	$0.25	$0.20	$0.14	$0.72	$0.13	$0.72

Cash flow from operating activities (excluding changes in non-cash working capital components)	56	107	68	85	316	33	89	61	77	260	69	296
Net debt[1]	1,684	1,664	1,625	1,532	1,532	1,617	1,780	1,469	1,522	1,522	1,534	1,534

Sources: Bloomberg and Cascades.

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2	Including Greenpac on a consolidated basis starting in Q2 2017. The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share.

3	LTM (last twelve months).

15

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2018 and 2017 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•	On December 4, 2017, the Corporation announced that it had acquired three converting plants from the Coyle Group in Ontario, Canada, to strengthen its position in the containerboard packaging sector.

•	On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation beginning April 4, 2017.

BOXBOARD EUROPE

•	On January 1, 2018, the Corporation, through its 57.8% equity ownership in Reno de Medici S.p.A., acquired 66.67% of PAC Service S.p.A. (PAC Service), a boxboard converter for the packaging, publishing, cosmetics and food industries. The Corporation already had a 33.33% equity participation in PAC before the transaction.

TISSUE PAPERS

•	During the first quarter of 2017, the Corporation successfully began production at its new tissue converting facility in Scappoose, Oregon, which houses three new state-of-the-art converting lines. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation's tissue paper plant located 12 kilometers away in St. Helens.

SIGNIFICANT FACTS AND DEVELOPMENTS

•	On January 31, 2018, the Corporation completed the sale of the building and land of its Maspeth plant, NY, for US$69 million ($86 million), net of transaction fees,[1] The Corporation will continue to use the facility until December 31, 2018, the date the plant is scheduled to close.

•	On December 12, 2017, the Corporation announced the results of tender offers and proceeded with the purchase of US$150 million of its 5.50% unsecured senior notes due 2022 and US$50 million of its 5.75% unsecured senior notes due 2023.

•	On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million). This company is a member of Greenpac Holding LLC, of which it owns 12.1%. On November 30, 2017, the Corporation acquired an additional 30% of Containerboard Partners (Ontario) Inc. for a consideration of $19 million. These transactions add an indirect participation of 6.4% in Greenpac Holding LLC bringing total ownership to 66.1%.

•	On August 3, 2017, as part of its modernization and optimization efforts in the Northeastern United States, the Corporation announced an investment of US$80 million for the construction of a new containerboard packaging plant in Piscataway, New Jersey. This new plant will manufacture corrugated packaging products. The operation is planned to start in the second quarter of 2018.

•	On July 27, 2017, the Corporation announced the sale of its 17.3% equity holding in Boralex to the Caisse de Dépôt et Placement du Québec for $288 million.

•	On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

1 Please refer to Note 6 of the unaudited condensed interim consolidated financial statements of the first quarter of 2018 for more details.

16

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

SALES

Sales increased by $92 million, or 9%, to reach $1,098 million in the first quarter of 2018, compared to $1,006 million in the same period of 2017, mainly due to 2017 business acquisitions and higher selling prices in all segments but Tissue Papers. However, lower volumes, on a same plant basis, in all packaging segments had a negative impact on sales while Tissue Papers shipments increased year-over-year. Our Recovery and Recycling activities generated lower sales as a result of the decrease in recycled fibre prices.

OPERATING INCOME FROM OPERATIONS

The Corporation generated operating income of $112 million in the first quarter of 2018, compared to $31 million in the same period of 2017, an increase of $81 million. Variance of specific items1 recorded in both periods increased operating income by $59 million. Excluding specific items, the increase is mainly explained by higher average selling prices in all segments but Tissue papers, business acquisitions over the last twelve months and lower recycled fibres prices. As well, lower costs related to our ERP and business process review implementations also had a positive impact on operating income. On the other hand, higher virgin pulp prices in our Tissue Papers segment, lower contribution from our Recovery & Recycling activities and higher freight costs for all of our North American segments all negatively impacted operating income. The depreciation and amortization expense increased by $8 million, mainly due to acquisitions, the completion of our ERP implementation and the start-up of the Scappoose tissue converting facility.

Adjusted operating income1 was $50 million in the first quarter of 2018, compared to $28 million in the same period of 2017.

The main variances in sales and operating income in the first quarter of 2018, compared to the same period of 2017, are shown below:

Sales ($M)	Operating income ($M)

Adjusted OIBD (Operating income)	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
Raw Material (Operating income)	The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, inbound freight costs and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.
F/X CAN$ (Operating income)	The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to the “Sensitivity Table” section for further details).
Other production costs (Operating income)	These costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtime, efficiency and product mix changes.
Recovery and Recycling activities (Sales and Operating income)	While this segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling activities are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appears within each business segment review (please refer to the “Business Segment Review” section for more details).

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 For variance analysis purposes, adjusted to include Greenpac in Q1-2017 on a pro-forma basis.

17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]

Total U.S. containerboard production amounted to 9.1 million short tons in the first quarter of 2018, a sequential decrease of 5%, but a year-over-year increase of 1%. The industry registered an average capacity utilization rate of 96% during the quarter.	The average inventory level increased 4% sequentially during the first quarter of 2018, but remained stable compared to the same period last year. Inventory levels stood at approximately 2.4 million short tons at the end of March, representing 3.8 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging segment in the first quarter of 2018, compared to the same period of 2017, are shown below:

Sales ($M)[1]	Operating income ($M)[1]

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the 3-month periods ended March 31, 2018 and 2017” section for more details.

2 For variance analysis purposes, adjusted to include Greenpac in Q1-2017 on a pro-forma basis.

The Corporation incurred certain specific items in the first quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

18

Q1 2017 As reported	Q1 2018	Change in %

Shipments[2] ('000 s.t.)		24%
285	352

Average Selling Price
(CAN$/unit)
1,210	1,195	-1%

Sales ($M)		22%
346	421

Operating income ($M)
(as reported)
33	121	267%

(adjusted)[1]		73%
33	57

OIBD[1] ($M)
45	141	213%
% of sales
13%	33%

(adjusted)[1]
45	77	71%
% of sales
13%	18%

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2	Shipments do not take into account the elimination of business sector inter-company shipments. Including 3.1 billion square feet in the first quarter of 2018 compared to 3.0 billion square feet in the same period of 2017.

3	Up to Q1 2017, the Corporation's interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4	Starting in Q2 2017, including sales to other partners in Greenpac.

Shipments increased by 67,000 s.t., or 24%, in the first quarter of 2018. This reflects a 60,000 s.t. increase in external shipments from our containerboard mills. The addition of Greenpac in the second quarter of 2017 contributed to this increase, but was partly offset by lower production in the first two months of the year due to mechanical issues which were resolved by the end of the quarter. Including Greenpac in both periods, the mill integration rate increased to 56% in the current period from 50% last year, which lowered external shipments. Including sales to associates, the integration rate4 was 73% compared to 64% last year. On the converting side, shipments increased by 4%, which includes the 3 Ontario sheet plants acquired in the fourth quarter of 2017.

On a same plant basis to include Greenpac, higher average selling price reflects increases of $48 per s.t., or 7%, for parent rolls, and $65 per s.t., or 4%, for converted products net of the 5% average appreciation of the Canadian dollar against the U.S. dollar.

Sales increased by $75 million, or 22%, with the 2017 business acquisitions adding $86 million in 2018. When including Greenpac in both periods, the higher average selling price and a favorable mix of products sold added $39 million to sales. The appreciation of the Canadian dollar and the lower volume negatively impacted sales by $11 million and $39 million, respectively.

Operating income increased by $88 million, or 267%, compared to last year. This increase includes a gain of $66 million on the sale of our NY facility assets. Including Greenpac in both periods, the remainder of the increase is mainly explained by the $39 million positive impact from higher average selling prices and favourable mix. Recycled fibre prices decreased but were partly offset by higher inbound freight costs and some production inefficiencies in manufacturing plants leading to a net positive contribution of $8 million on operating income. Moreover, additional subcontracting, labour, outbound freight and chemical costs as well as increased warehousing costs related to inventory management had a negative impact on operating income. Finally, lower volume reduced operating income by $14 million. Operating income also benefited from the acquisition of the three Ontario sheet plants in December 2017.

The segment incurred some specific items1 in the first quarter of 2018 that adversely or positively affected operating income. Adjusted operating income1 reached $57 million in the first quarter of 2018, compared to $33 million in the same period of 2017.

Finally, the Corporation's results for the first quarter of 2017 included its share of results of its then associate Greenpac3 Mill (59.7%) prior to the consolidation announced on April 5, 2017. In the first quarter of 2017, our share of results of Greenpac stood at $7 million.

19

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry order inflow of coated boxboard 1

In Europe, order inflows of white-lined chipboard (WLC) totaled approximately 815,000 tonnes in the first quarter, a 1% increase sequentially, but a 5% decrease year-over-year. In European countries where our Boxboard Europe segment is active, WLC prices remained stable sequentially and rose 4% compared to the same period last year. The folding boxboard (FBB) industry recorded order inflows of approximately 555,000 tonnes during the first quarter, which represented a 3% increase sequentially, and was stable year-over-year. FBB prices increased 4% on both a sequential and year-over-year basis.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Coated virgin boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe segment in the first quarter of 2018, compared to the same period of 2017, are shown below:

Sales ($M)[1]	Operating income ($M)[1]

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the 3-month periods ended March 31, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the first quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

20

Q1 2017	Q1 2018	Change in %

Shipments[2] ('000 s.t.)		1%
296	298

Average Selling Price[3]
(CAN$/unit)
715	827	16%
(Euro€/unit)
507	532	5%

Sales ($M)		17%
211	246

Operating income ($M)
(as reported)
5	19	280%

(adjusted)[1]		217%
6	19

OIBD[1] ($M)
13	28	115%
% of sales
6%	11%

(adjusted)[1]
14	28	100%
% of sales
7%	11%

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
2	Shipments do not take into account the elimination of business sector inter-company shipments.
3	Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 5,000 s.t., or 2%, in the first quarter of 2018 compared to the same period of 2017, while shipments of virgin boxboard decreased by 3,000 s.t., or 5%. The overall increase in shipments is mainly attributable to the stronger economic environment in Europe.

The 2018 first quarter average selling price increased in both euros and Canadian dollars year-over-year. This reflects the 9% average year-over-year depreciation of the Canadian dollar compared to the euro, in addition to increases in selling prices that were implemented for several products. Compared to the first quarter of 2017, the average 2018 first quarter selling price in recycled boxboard activities increased by €42, or 9%, while the average 2018 first quarter selling price in virgin boxboard activities increased by €14, or 2%.

The increase in sales reflects the year-over-year 9% average depreciation of the Canadian dollar against the euro and the higher average selling price. As well, the acquisition of PAC Service (please refer to the “Significant facts and developments” section for more details) in the first quarter of 2018 also contributed to the sales increase.

Operating income increased by $14 million in the first quarter of 2018 year-over-year, largely due to the higher average selling price during the period and lower raw material prices. The weaker Canadian dollar exchange rate also benefited operating income levels during the period.

The segment incurred some specific items1 in the first quarter of 2017 that adversely affected its operating income. Adjusted operating income1 was $19 million in the first quarter of 2018, compared to $6 million in the same period of 2017.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - uncoated recycled boxboard [1]	Reference prices - fibre costs in North America [1]
The reference price for uncoated recycled boxboard averaged $643 per short ton in the first quarter of 2018. This represents an increase of 1% and 3% sequentially and year-over-year, respectively.	The index price for white grade recycled paper No. 37 (sorted office papers) increased by 3% sequentially during the first quarter of 2018, but decreased 5% year-over-year. The index price for brown grade recycled paper No. 11 (old corrugated containers) fell by 7% and 35% sequentially and compared to the same period last year, respectively, due to the Chinese restrictions on recycled paper import permits. Index prices for recycled paper No. 56 (sorted residential papers) decreased 6% compared to the previous quarter and 36% year-over-year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products segment in the first quarter of 2018, compared to the same period of 2017, are shown below:

Sales ($M)[1]	Operating income ($M)[1]

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the 3-month periods ended March 31, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the first quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

22

Q1 2017	Q1 2018	Change in %

Sales ($M)		-8%
173	159

Operating income ($M)
(as reported)
13	2	-85%

(adjusted)[1]		-85%
13	2

OIBD[1] ($M)
(as reported)
18	7	-61%
% of sales
10%	4%

(adjusted)[1]
18	7	-61%
% of sales
10%	4%

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
2	Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Shipments in the Specialty Products segment decreased in most sub-sectors. More specifically, shipments decreased in our Consumer Product Packaging due to lower demand for plastic products, and also decreased in our Recovery and Recycling2 activities as a result of the Chinese restrictions on recovered papers shipments.

The higher average selling prices in our Industrial Packaging sub-sector reflect recent uncoated recycled board price increases and a more favourable product mix, combined with escalator clauses in our Consumer Product Packaging activities. These contributed to the $7 million increase in selling price & mix. However, the decrease in recycled paper prices negatively impacted sales by $16 million.

Operating income decreased by $11 million in the first quarter of 2018, due primarily to the $10 million decrease in our Recovery and Recycling activities2 that stems from the lower realized spreads (between average selling prices and raw material costs) and increasing freight costs. Operating income levels in other sub-sectors were stable compared to the first quarter of 2017, as the benefit of increases in selling prices was offset by higher raw materials costs, unfavourable product mix and higher operating costs.

23

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
During the first quarter of 2018, parent roll production amounted to 2.2 million tons, stable sequentially, but up 2% compared to the same period last year. The average capacity utilization rate for the quarter stood at 93%, slightly higher sequentially and year-over-year.	Shipments in the Away-from-Home market increased 3% both sequentially and year-over-year in the first quarter. Shipments in the Retail market rose by 1% compared to the previous quarter and 2% versus the same period of 2017.

1 Source: RISI

Our Performance

The main variances in sales and operating income (loss) for the Tissue Papers segment in in the first quarter of 2018, compared to the same period of 2017, are shown below:

Sales ($M)[1]	Operating income (loss) ($M)[1]

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the 3-month periods ended March 31, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the first quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

24

Q1 2017	Q1 2018	Change in %

Shipments[2] ('000 s.t.)		7%
139	149

Average Selling Price
(CAN$/unit)
2,191	2,055	-6%

Sales ($M)		—
306	305

Operating income (loss) ($M)
(as reported)
8	(2)	-125%

(adjusted)[1]		-125%
8	(2)

OIBD[1] ($M)
23	13	-43%
% of sales
8%	4%

(adjusted)[1]
23	13	-43%
% of sales
8%	4%

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
2	Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments increased by 7,000 s.t., or 18%, year-over-year in the first quarter of 2018. This was mainly due to increased market demand, inventory level reduction strategies and product diversification. External converting shipments increased by 2% compared to last year, and was mainly driven by the Away-From Home segment.

The 6% decrease in the average Canadian dollar selling price was largely due to the 5% average appreciation of the Canadian dollar compared to the U.S. dollar, and the unfavorable impact of a higher proportion of parent rolls sold in the current period.

Sales for the first quarter of 2018 remained stable compared to last year. The higher volume was offset by a less favourable sales mix and the appreciation of the Canadian dollar.

The decrease in operating income is mainly attributable to a significant increase in virgin fibre costs, higher transportation costs and a lower average selling price due to sales mix. These were partially offset by higher volume, which had a positive impact on overall operation cost levels due to better cost absorption.

The Oregon converting operating income slightly improved compared to last year. We are seeing positive trends in term of sales, and expect recent market inroads to have a positive impacts in the upcoming quarter.

25

CORPORATE ACTIVITIES

Operating income in the first quarter of 2018 includes an unrealized loss of $2 million on financial instruments. This compares to an unrealized gain of $4 million in the same period of 2017.

As planned, activities related to our ERP system implementation and business process optimization are slowing as targets continue to be realized. As such, costs related to these activities decreased year-over-year and efforts are now being refocused on stabilization and optimization.

STOCK-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in the Corporate Activities amounted to $1 million in the first quarter of 2018 compared to $2 million in the same period of 2017. For more details on stock-based compensation, please refer to Note 19 of the 2017 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense increased by $8 million to $55 million in the first quarter of 2018, compared to $47 million in 2017. The increase is mainly attributable to business acquisitions, the Scappoose tissue converting plant start-up and the end of our ERP implementation.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS

The financing expense and interest on employee future benefits amounted to $23 million in the first quarter of 2018, compared to $22 million in the same period of 2017. The financing expense increase is resulting from lower indebtedness, mainly coming from the sale of our Boralex stake during the third quarter of 2017 as well as the redemption of US$200 million of unsecured senior notes completed in the fourth quarter of 2017, but were offset by the additional financing expense from business acquisitions completed in 2017 and in 2018.

During the quarter, S&P Global Ratings revised the Corporation's outlook to positive from stable on improving credit measures; corporate rating of BB- affirmed.

PROVISION FOR INCOME TAXES

In the first quarter of 2018, the Corporation recorded an income tax provision of $24 million. This compares to an income tax provision of $27 million in the same period of 2017. The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures are calculated at the rate of capital gains. The change to 21% from 35% in the US federal tax rate at the end of 2017 had a positive impact in the Corporation tax expense in the first quarter of 2018 compared to last year.

The Corporation's share of results for its United States-based joint ventures and associates, which was mostly comprised of share of results from Greenpac through the first quarter of 2017, is taxed based on the Corporation’s statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. Consequently, income taxes associated with Greenpac’s net earnings are proportionately recorded by each partner based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings. As such, although Greenpac is now fully consolidated in the Corporation's results since the second quarter of 2017, only 71.8% of pre-tax book income is considered for tax provision purposes.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 28%. The weighted-average applicable tax rate was 25.6% in the first quarter of 2018.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

Until March 10, 2017, the share of results of associates and joint ventures included our 17.37% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation's participation in Boralex decreased to 17.37%. This resulted in a dilution gain of $15 million, which is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

26

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and was considered as an available-for-sale financial asset, which was classified in “Other assets.” Consequently, our investment in Boralex was revaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

In the first quarter of 2017, prior to the consolidation of Greenpac announced in the second quarter of 2017 (please refer to the "Business Highlights" section for more details), the Corporation recorded its 59.7% share of the Greenpac Mill results as an associate. As such, contribution to earnings before income taxes stood at $7 million. No provision for income taxes was included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the “Provision for income taxes” section above for more details).

For more information on specific items, please refer to the “Supplemental Information on Non-IFRS Measures” section.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities generated $38 million of liquidity in the first quarter of 2018, compared to $6 million used in the same period of 2017. Changes in non-cash working capital components used $31 million of liquidity in the first quarter of 2018, versus $39 million used in the same period of 2017. Inventory build up in preparation for the summer season combined with strong sales at the end of the first quarter led to increases in working capital requirements. As at March 31, 2018, average LTM working capital as a percentage of LTM sales stood at 10.5%, compared to 10.1% as at December 31, 2017. Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $69 million in the first quarter of 2018, compared to $33 million in the same period of 2017. This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES

Investment activities used $5 million in the first quarter of 2018, compared to $79 million used in the same period of 2017. Payments for property, plant and equipment totaled $83 million in the first quarter of 2018, compared to $61 million in the same period of 2017. Proceeds from disposals of property, plant and equipment stood at $81 million in the first quarter of 2018, including the sale of the building and land of our containerboard Maspeth plant, NY (please refer to the “Significant facts and developments” for more details), compared to $3 million in the same period of 2017.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Payments for property, plant and equipment in the first quarter of 2018 were $83 million, compared to $61 million in the same period of 2017. However, new capital expenditure projects amounted to $80 million in the first quarter of 2018, compared to $47 million in the same period of 2017. The variance in the amounts is related to purchases of property, plant and equipment included in “Trade and Other Payables” and to capital-lease acquisitions.

New capital expenditure projects by segment in the first quarter of 2018 were as follows (in millions of dollars):

27

The major capital projects that were initiated, are in progress or were completed in the first quarter of 2018 are as follows:

CONTAINERBOARD PACKAGING

•	Investment for the construction of a new containerboard packaging plant in Piscataway, New Jersey, United States (please refer to the “Significant Facts and Developments” section for more details) and for other strategic initiatives.

SPECIALTY PRODUCTS

•	Investment for a new printing press at our Flexible Packaging plant located in Mississauga, Ontario, Canada.

INVESTMENTS IN ASSOCIATES & JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

The main items were as follows:

2018

In the first quarter, the Corporation invested in intangible and other assets in the amount of $2 million, compared to $5 million in 2017, for its ERP information technology system and other software needed to support our business process optimization.

As well during the period, the Corporation paid a purchase price adjustment of $2 million related to the acquisition of a joint-venture participation in 2017.

2017

At the end of the first quarter, the Corporation also announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac for a consideration of US$12 million ($16 million). This transaction increased the Corporation's total participation in Greenpac to 62.5% via the acquired additional 2.8% indirect ownership.

NET CASH ACQUIRED IN BUSINESS COMBINATIONS

The Corporation acquired $4 million from the business combination of PAC Service as described in Note 5 of the unaudited condensed interim consolidated financial statements of the first quarter of 2018. The Corporation also paid working capital purchase price adjustment in relation to its Coyle containerboard plant acquisition in 2017.

FINANCING ACTIVITIES

Financing activities, including $4 million of dividend payments, debt repayment and the change in our revolving facility, generated $12 million in liquidity in the first quarter of 2018, compared to $91 million generated in the same period of 2017. Cascades issued 200,251 common shares at an average price of $8.79 as a result of the exercise of stock options in the first quarter of 2018, representing an aggregate amount of $2 million. As well, the Corporation purchased 435,580 common shares for cancellation at an average price of $14.20 for an amount of $6 million. During the period, the Corporation also paid $1 million for the settlement of derivative financial instruments on long-term debt, compared to $7 million in the same period of 2017. Dividends paid to non-controlling interests amounted to $2 million in the first quarter of 2018 compared to nil in the same period of 2017. These payments are the results of dividends paid to the non-controlling shareholders of Greenpac. Non-controlling interest contributed $1 million to the capital of Greenpac during the quarter, representing the reinvestment of investment tax credit received by the partners.

28

CONSOLIDATED FINANCIAL POSITION

AS AT MARCH 31, 2018 AND DECEMBER 31, 2017

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	March 31, 2018	December 31, 2017
Cash and cash equivalents (including $25 million of restricted cash in 2018)	137	89
Working capital[1]	513	442
As a percentage of sales[2]	10.5%	10.1%

Bank loans and advances	23	35
Current portion of long-term debt	66	59
Long-term debt	1,582	1,517
Total debt	1,671	1,611
Net debt (total debt less cash and cash equivalents)	1,534	1,522

Equity attributable to Shareholders	1,522	1,455
Non-controlling interests	163	146
Total equity	1,685	1,601
Total equity and net debt	3,219	3,123
Ratio of net debt/(total equity and net debt)	47.7%	48.7%
Shareholders' equity per common share (in dollars)	$16.07	$15.32

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2 Percentage of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.

NET DEBT1 RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) in the first quarter of 2018 are shown below (in millions of dollars), with the applicable financial ratios included.

393	Adjusted OIBD[1] (last twelve months)	423
3.6	Net debt/Adjusted OIBD[1,2]	3.6

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Net capital expenditures are expected to be in a range of $250-$300 million in 2018. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2018, the Corporation had $501 million (net of letters of credit in the amount of $14 million) its $750 million credit facility (excluding our subsidiaries Greenpac and Reno de Medici's credit facilities). Cash and cash equivalent as at March 31, 2018, is composed as follows: $8 million in the Parent Company, $84 million in Greenpac and Reno de Medici and $20 million in other subsidiaries. Following the sale of its containerboard facility land and building located in NY, the Corporation put an amount of $25 million in escrow to potentially benefit from tax incentives in place in the US. This amount will be released in July 2018 at the latest.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 2017 and 2018 first quarter adjusted OIBD (last twelve months) including business combinations of 2017 and 2018 on a pro-forma basis.

29

NEAR-TERM OUTLOOK

Our near term outlook is positive. The second quarter is seasonally favourable for all of our business segments, and we would expect sales levels to reflect as much. In the case of our containerboard segment, strong industry demand, lower raw material costs, and the gradual implementation of the announced price increases should provide significant support for performance in the coming months. Conversely, we expect profitability levels in our tissue paper division to remain under pressure as a result of the heightened competitive marketplace and rising raw material costs. While external factors remain challenging in this segment, we remain focused on managing inventory, growing sales levels in our targeted markets, incorporating lower cost materials in our production processes when possible, and increasing sales levels in our Oregon tissue converting facility where we continue to make positive and measurable progress. In Europe, underlying industry fundamentals suggest continued strength, raw material prices continue to be favourable, and both order backlog and order intake levels remain healthy. Operationally, we will concentrate on managing raw material costs and countering the trend of increasing transportation costs through optimization of our transport strategies.

Looking to the remainder of 2018, we are focused internally on the optimization of our new business platform, and monetizing the efficiency, productivity and cost-saving initiatives that have been implemented through the centralization of our administrative processes. At the corporate level, attention will be centered on the smooth and successful execution of the company's planned 2018 investment program focused on improving our tissue platform, reinforcing our operational efficiency and productivity with a view to enhancing profitability and maximizing cash flow generation, and maintaining our strategic capital allocation commitment to reduce leverage.

CAPITAL STOCK INFORMATION

SHARE TRADING

Cascades' stock is traded on the Toronto Stock Exchange under the ticker symbol “CAS”. From January 1, 2018 to March 31, 2018, Cascades' share price fluctuated between $13.04 and $16.67. During the same period, 15.3 million Cascades shares were traded on the Toronto Stock Exchange. On March 31, 2018, Cascades shares closed at $13.33. This compares to a closing price of $13.71 on the same day last year.

COMMON SHARES OUTSTANDING

As at March 31, 2018, the Corporation's issued and outstanding capital stock consisted of 94,752,629 common shares (94,987,958 as at December 31, 2017), and 4,755,610 issued and outstanding stock options (4,990,120 as at December 31, 2017). In the first three months of 2018, the Corporation purchased 435,580 common shares for cancellation, while 200,251 stock options were exercised and 34,259 stock options were forfeited. As at May 9, 2018, issued and outstanding capital stock consisted of 94,543,324 common shares and 4,686,306 stock options.

NORMAL COURSE ISSUER BID PROGRAM

The current normal course issuer bid enables the Corporation to purchase for cancellation up to 951,641 common shares between March 19, 2018 and March 18, 2019. During the period from March 19, 2018 to May 9, 2018, the Corporation purchased 532,000 common shares for cancellation.

DIVIDEND POLICY

On May 9, 2018, Cascades' Board of Directors declared a quarterly dividend of $0.04 per common share to be paid on June 6, 2018, to shareholders of record at the close of business on May 23, 2018. This $0.04 per common share dividend is in line with the previous quarter and the same quarter last year. On May 9, 2018, dividend yield was 1.2%.

	2016	2017				2018
TSX Ticker: CAS	Q4	Q1	Q2	Q3	Q4	Q1
Common shares outstanding (in millions) [1]	94.5	94.7	94.7	94.7	95.0	95.0
Closing price [1]	$12.10	$13.71	$17.69	$14.96	$13.62	$13.33
Average daily volume [2]	118,554	182,011	362,191	214,545	208,984	246,940
Dividend yield [1]	1.3%	1.2%	0.9%	1.1%	1.2%	1.2%

1 On the last day of the quarter.

2 Average daily volume on the Toronto Stock Exchange.

30

CASCADES' SHARE PRICE FOR THE PERIOD APRIL 1, 2016 TO MARCH 31, 2018

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

For all the details for this section, please refer to the notes to the unaudited condensed interim consolidated financial statements.

31

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, "Certification of Disclosure in Issuer's Annual and Interim Filings", in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at March 31, 2018.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at March 31, 2018, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended March 31, 2018, there were no changes in the Corporation’s ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, and not for speculative investment purposes.

Pages 70 to 78 of our Annual Report for the year ended December 31, 2017, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

32

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (including $25 million of restricted cash in 2018)	6	137	89
Accounts receivable	3	633	608
Current income tax assets		16	18
Inventories		555	523
Current portion of financial assets	9	10	9
Assets held for sale	6	—	13
		1,351	1,260
Long-term assets
Investments in associates and joint ventures		77	78
Property, plant and equipment		2,183	2,104
Intangible assets with finite useful life		209	212
Financial assets	9	24	23
Other assets	5	59	73
Deferred income tax assets		153	149
Goodwill and other intangible assets with indefinite useful life	5	542	528
		4,598	4,427
Liabilities and Equity
Current liabilities
Bank loans and advances		23	35
Trade and other payables	3	671	683
Current income tax liabilities		11	6
Current portion of long-term debt	8	66	59
Current portion of provisions for contingencies and charges		9	7
Current portion of financial liabilities and other liabilities	9	94	101
		874	891
Long-term liabilities
Long-term debt	8	1,582	1,517
Provisions for contingencies and charges		34	36
Financial liabilities	9	36	18
Other liabilities		180	178
Deferred income tax liabilities		207	186
		2,913	2,826
Equity attributable to Shareholders
Capital stock		491	492
Contributed surplus		16	16
Retained earnings	3	1,035	982
Accumulated other comprehensive loss	3	(20)	(35)
		1,522	1,455
Non-controlling interests		163	146
Total equity		1,685	1,601
		4,598	4,427

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

33

CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	NOTE	2018	2017
Sales	7	1,098	1,006
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $55 million (2017 — $47 million))	3	946	880
Selling and administrative expenses	3	103	96
Gain on acquisitions, disposals and others	6	(66)	—
Impairment charges and restructuring costs		—	1
Foreign exchange loss (gain)		(1)	1
Loss (gain) on derivative financial instruments		4	(3)
		986	975
Operating income		112	31
Financing expense		22	21
Interest expense on employee future benefits		1	1
Foreign exchange gain on long-term debt and financial instruments		(1)	(8)
Fair value revaluation gain on investments	5	(5)	(145)
Share of results of associates and joint ventures		(1)	(28)
Earnings before income taxes		96	190
Provision for income taxes		24	27
Net earnings including non-controlling interests for the period		72	163
Net earnings attributable to non-controlling interests		11	2
Net earnings attributable to Shareholders for the period		61	161
Net earnings per common share
Basic		$0.65	$1.70
Diluted		$0.63	$1.66
Weighted average basic number of common shares outstanding		95,013,041	94,554,104
Weighted average number of diluted common shares		97,801,090	97,237,972

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Net earnings including non-controlling interests for the period	72	163
Other comprehensive income
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	40	(6)
Change in foreign currency translation related to net investment hedging activities	(23)	6
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	—
Change in fair value of commodity derivative financial instruments	1	(1)
Equity investment	—	12
Share of other comprehensive income of associates	—	17
Provision for (recovery of) income taxes	3	(9)
	20	19
Items that are reclassified to retained earnings
Actuarial gain on employee future benefits	1	2
Recovery of income taxes	—	(1)
	1	1
Other comprehensive income	21	20
Comprehensive income including non-controlling interests for the period	93	183
Comprehensive income attributable to non-controlling interests for the period	18	2
Comprehensive income attributable to Shareholders for the period	75	181

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

34

CONSOLIDATED STATEMENTS OF EQUITY

		For the 3-month period ended March 31, 2018
(in millions of Canadian dollars) (unaudited)	NOTE	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		492	16	982	(35)	1,455	146	1,601
New IFRS adoption	3	—	—	(2)	2	—	—	—
Restated Balance - Beginning of period		492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings		—	—	61	—	61	11	72
Other comprehensive income		—	—	1	13	14	7	21
		—	—	62	13	75	18	93
Dividends		—	—	(4)	—	(4)	—	(4)
Issuance of common share upon exercise of stock options		2	—	—	—	2	—	2
Redemption of common shares		(3)	—	(3)	—	(6)	—	(6)
Capital contribution from a non-controlling interest		—	—	—	—	—	1	1
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance - End of period		491	16	1,035	(20)	1,522	163	1,685

		For the 3-month period ended March 31, 2017
(in millions of Canadian dollars) (unaudited)		CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		487	16	512	(31)	984	90	1,074
Comprehensive income
Net earnings		—	—	161	—	161	2	163
Other comprehensive income		—	—	1	19	20	—	20
		—	—	162	19	181	2	183
Dividends		—	—	(4)	—	(4)	—	(4)
Issuance of common share upon exercise of stock options		1	—	—	—	1	—	1
Balance - End of period		488	16	670	(12)	1,162	92	1,254

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

35

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2018	2017
Operating activities
Net earnings attributable to Shareholders for the period		61	161
Adjustments for:
Financing expense and interest expense on employee future benefits		23	22
Depreciation and amortization		55	47
Gain on acquisitions, disposals and others	6	(66)	—
Unrealized loss (gain) on derivative financial instruments		4	(4)
Foreign exchange gain on long-term debt and financial instruments		(1)	(8)
Provision for income taxes		24	27
Fair value revaluation gain on investments	5	(5)	(145)
Share of results of associates and joint ventures		(1)	(28)
Net earnings attributable to non-controlling interests		11	2
Net financing expense paid		(37)	(38)
Net income taxes received (paid)		3	(5)
Dividends received		—	2
Employee future benefits and others		(2)	—
		69	33
Changes in non-cash working capital components		(31)	(39)
		38	(6)
Investing activities
Investments in associates and joint ventures		(2)	(16)
Payments for property, plant and equipment		(83)	(61)
Proceeds from disposals of property, plant and equipment	6	81	3
Change in intangible and other assets		(4)	(5)
Net cash acquired in business combinations	5	3	—
		(5)	(79)
Financing activities
Bank loans and advances		(13)	(3)
Change in revolving credit facilities		36	103
Increase in other long-term debt		8	6
Payments of other long-term debt		(9)	(5)
Settlement of derivative financial instruments		(1)	(7)
Issuance of common shares		2	1
Redemption of common shares		(6)	—
Dividends paid to non-controlling interests		(2)	—
Capital contribution from non-controlling interests		1	—
Dividends paid to the Corporation’s Shareholders		(4)	(4)
		12	91
Change in cash and cash equivalents during the period		45	6
Currency translation on cash and cash equivalents		3	—
Cash and cash equivalents - Beginning of period		89	62
Cash and cash equivalents - End of period		137	68

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

36

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2017.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation's Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Packaging Products
Containerboard	421	346
Boxboard Europe	246	211
Specialty Products	159	173
Intersegment sales	(24)	(22)
	802	708
Tissue Papers	305	306
Intersegment sales and Corporate Activities	(9)	(8)
	1,098	1,006

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Packaging Products
Containerboard	141	45
Boxboard Europe	28	13
Specialty Products	7	18
	176	76
Tissue Papers	13	23
Corporate	(22)	(21)
Operating income before depreciation and amortization	167	78
Depreciation and amortization	(55)	(47)
Financing expense and interest expense on employee future benefits	(23)	(22)
Foreign exchange gain on long-term debt and financial instruments	1	8
Fair value revaluation gain on investments	5	145
Share of results of associates and joint ventures	1	28
Earnings before income taxes	96	190

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	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Packaging Products
Containerboard	59	6
Boxboard Europe	3	8
Specialty Products	6	3
	68	17
Tissue Papers	9	27
Corporate	3	3
Total acquisitions	80	47
Proceeds from disposals of property, plant and equipment	(81)	(3)
Capital lease acquisitions	(3)	(3)
	(4)	41
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	28	25
End of period	(22)	(8)
Payments for property, plant and equipment net of proceeds from disposals	2	58

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 9, 2018.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part I of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

Except as described below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are the same as those applied in the audited consolidated financial statements for the year ended December 31, 2017. Also, income taxes in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3

CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

In 2018, the Corporation changed the classification of some Corporate Activities expenses totalling $12 million for the 3-month period ended March 31, 2018. Those costs were previously presented under “Selling and administrative expenses” and are now presented under “Cost of sales” since they are necessary for bringing finished goods to their present location and condition. As a result of this classification, the Corporation reclassified $10 million of Corporate Activities expenses from “Selling and administrative” expenses to “Cost of sales” for the comparative 3-month period ended March 31, 2017.

NEW IFRS ADOPTED

The Corporation adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments on January 1, 2018.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

Accounting policy

IFRS 15 establishes a comprehensive framework for determining how much and when revenue is recognized. It replaces all previous revenue recognition standards, including IAS 18 Revenue, and related interpretations such as IFRIC 13 Customer Loyalty Programs.

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. The revenues of the Corporation come from the sale of physical goods that are recognized at a point in time. Sales of goods in the consolidated statements of earnings are recognized by the Company when control of the goods has been transferred, being when the goods are delivered to customers and when all obligations have been fulfilled. The amounts recognized as sales of goods represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net returns, rebates and discounts, at which time there are no conditions for the payment to become due other than the passage of time.

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Impact of adoption

The adoption of IFRS 15 did not result in any adjustment in the amounts previously recognized in the consolidated balance sheet, as contract costs were already recognized under other assets and depreciated over the contract term, while contract liabilities, consisting primarily of volume rebates provision, were already accrued using the most likely amount methodology. As well, the timing in the recognition of sales was not impacted by the new standard, as our previous revenue recognition policy already included control indicators defined in IFRS 15. Consequently, neither the consolidated statement of earnings, consolidated statement of comprehensive income, consolidated statement of equity or consolidated statement of cash flows were adjusted.

The only impact on the consolidated balance sheet pertains to the classification of contract liabilities which can no longer be netted against “Accounts receivable” under IFRS 15. Contract liabilities, comprised of volume rebates, are now presented on the line item “Trade and other payables”. As at March 31, 2018, contract liabilities balance was at $31 million and was at $45 million as at December 31, 2017. Note 7 Revenue was also added to comply with IFRS 15 disclosure requirements.

IFRS 9 FINANCIAL INSTRUMENTS

Accounting policy

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments : Recognition and Measurement.

Classification

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

On initial recognition, the Corporation determines the financial instruments classification as per the following categories:

•	instruments measured at amortized cost

•	instruments measured at fair value through other comprehensive income (FVOCI) or through net income (FVTPL)

The financial instruments' classification under IFRS 9 is based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial instrument in the scope of the standard are never separated. Instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity investments held for trading are classified as FVTPL. For all other equity investments that are not held for trading, the Corporation, on initial recognition, may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

Financial liabilities are measured at amortized cost unless they must be measured at FVTPL (such as instruments held for trading or derivatives) or if the Corporation elects to measure them at FVTPL.

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The following table presents the initial IAS 39 classification and the new IFRS 9 classification for all financial instruments held by the Corporation as at January 1, 2018.

Financial assets and liabilities	IAS 39 classification	IFRS 9 classification
Cash and cash equivalents	Loans and receivables (amortized cost)	Amortized cost
Accounts receivable	Loans and receivables (amortized cost)	Amortized cost
Equity investments	Available for sale (FVOCI)	FVTPL
Financial instruments used for hedging	FV - hedging instrument (FVOCI)	FV - hedging instrument (FVOCI)
Other current and non current financial assets	FVTPL	FVTPL
Bank loans and advances	Other financial liabilities (amortized cost)	Amortized cost
Trade and other payables	Other financial liabilities (amortized cost)	Amortized cost
Revolving credit facility	Other liabilities (amortized cost)	Amortized cost
Unsecured senior notes	Other liabilities (amortized cost)	Amortized cost
Other current and non current financial liabilities	FVTPL	FVTPL

Evaluation

Financial instruments at amortized cost

Financial instruments at amortized cost are initially measured at fair value, and subsequently at amortized cost, using the effective interest method, less any impairment loss. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statement of earnings.

Financial instruments at fair value

Financial instruments are initially and subsequently measured at fair value and transaction costs are accounted for in the consolidated statement of earnings. The effective portion of gains and losses on hedging instruments is accounted for in other comprehensive income in the period in which they occur. When the Corporation elects to measure a financial liability at FVTPL, gains or losses related to the Corporation's own credit risk are accounted for in the consolidated statement of earnings.

Impairment

Since January 1, 2018, the Corporation prospectively estimates the expected credit losses associated with the debt instruments accounted for at amortized cost or FVOCI. The impairment methodology used depends on whether there is a significant increase in the credit risk or not. For trade receivables, the Corporation measures loss allowances at an amount equal to lifetime expected credit loss (ECL) as allowed by IFRS 9 under the simplified method.

Derecognition

Financial assets

The Corporation derecognizes a financial asset when, and only when, the contractual rights to the cash flows from the financial asset have expired or when contractual rights to the cash flows have been transfered.

Financial liabilities

The Corporation derecognizes a financial liability when, and only when, it is extinguished meaning when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of the extinguished financial liability and the consideration paid or payable, including non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of earnings.

Impact of adoption

The change in the fair value of our equity investment in shares can no longer be recognized through other comprehensive income. As described above, equity investment held for trading must now be classified as FVTPL. Consequently, the balance of $2 million previously recorded in other comprehensive income was reclassified to retained earnings as at January 1, 2018.

NOTE 4

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Critical accounting estimates and judgments are detailed in the audited consolidated financial statements as at and for the year ended December 31, 2017.

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NOTE 5

BUSINESS COMBINATIONS

2018

PAC Service S.p.A.

On January 1, 2018, the Corporation acquired PAC Service S.p.A., a boxboard converter for the packaging, publishing, cosmetics and food industries and has been fully consolidated since then. The Corporation already had a 33.33% equity participation through its 57.8% equity ownership in Reno de Medici S.p.A., in the Boxboard Europe segment. The consideration for the acquisition of the remaining 66.67% shares consisted of cash totaling €10 million ($15 million) and was deposited on December 19, 2017.

The $12 million fair value of accounts receivables is equal to gross contractual cash flows, which are all expected to be collected.

The purchase price is preliminary as of March 31, 2018.

Assets acquired and liabilities assumed were as follows:

		2018
	BUSINESS SEGMENT:	BOXBOARD EUROPE
(in millions of Canadian dollars)	ACQUIRED COMPANY:	PAC Service S.p.A.
Fair values of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		4
Accounts receivable		12
Inventories		6
Property, plant and equipment		6
Non-deductible goodwill		9
Total assets		37

Trade and other payables		(9)
Current portion of long-term debt		(3)
Long-term debt		(2)
Net assets acquired		23

Cash paid in 2017 (included in other assets as at December 31, 2017)		15
Previously held interest		3
Revaluation gain on previously held interest on January 1, 2018		5
Total consideration		23

On a stand-alone basis, the acquired business, since the date of acquisition, represents sales amounting to $9 million and the contribution to net earnings attributable to Shareholders is $1 million.

2017

Coyle containerboard converting plants

The purchase price allocation was finalized during the first quarter of 2018 and the Corporation paid working capital purchase price adjustment of $1 million. There were no significant changes recorded to the preliminary amounts reported.

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NOTE 6

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first quarter of 2018, the Corporation recorded the following gain:

For the 3-month period ended March 31,
(in millions of Canadian dollars)	2018
Gain on disposal of assets	(66)

The Containerboard segment completed the sale of the building and land of its plant located in Maspeth, New York, for US$69 million ($86 million) net of transaction fees of US$3 million ($4 million). An amount of US$45 million ($56 million) was received at closing and an amount of US$20 million ($25 million) was put in escrow at the Corporation's request to potentially benefit from tax incentive and will be released in July 2018 at the latest. Another US$4 million ($5 million) was put in escrow and will be released to the Corporation in the third quarter of 2020 if certain conditions are met. Since the conditions are not under the Corporation's control, the gain on this amount is deferred until the conditions are met. The transaction resulted in a gain of $66 million, net of asset retirement obligation costs of $2 million.

NOTE 7

REVENUE

Information by geographic segment is as follows:

									SALES
							For the 3-month periods ended March 31,
	Canada		United States		Italy		Other countries		Total
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Packaging Products
Containerboard	266	272	155	74	—	—	—	—	421	346
Boxboard Europe	—	—	—	—	119	105	127	106	246	211
Specialty Products	122	142	20	17	—	—	17	14	159	173
Intersegment sales	(24)	(21)	—	(1)	—	—	—	—	(24)	(22)
	364	393	175	90	119	105	144	120	802	708
Tissue Papers	130	130	175	176	—	—	—	—	305	306
Intersegment sales and Corporate Activities	(6)	(8)	(3)	(3)	—	(3)	—	6	(9)	(8)
	488	515	347	263	119	102	144	126	1,098	1,006

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NOTE 8

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	March 31, 2018	December 31, 2017
Revolving credit facility, weighted average interest rate of 3.48% as at March 31, 2018, consists of $55 million and US$140 million (December 31, 2017 - $5 million and US$151 million)	2021	235	195
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$400 million	2022	515	503
5.75% Unsecured senior notes of US$200 million	2023	258	252
Other debts of subsidiaries		63	66
Other debts without recourse to the Corporation		336	320
		1,657	1,586
Less: Unamortized financing costs		9	10
Total long-term debt		1,648	1,576
Less:
Current portion of debts of subsidiaries		14	14
Current portion of debts without recourse to the Corporation		52	45
		66	59
		1,582	1,517

As at March 31, 2018, the long-term debt had a fair value of $1,676 million (December 31, 2017 – $1,626 million).

NOTE 9

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date.

(i)	The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, trade and other payables and provisions approximate their carrying amounts due to their relatively short maturities and are classified as level 1 for cash and cash equivalents and level 3 for the other items.

(ii)	The fair value of investment in shares is based on observable market data and is quoted on the Toronto Stock Exchange and classified as level 1.

(iii)	The fair value of long-term debt and some other liabilities is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions and are classified as levels 1 and 3.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at March 31, 2018 and December 31, 2017 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.

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For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at March 31, 2018
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Equity investments	1	1	—	—
Derivative financial assets	33	—	33	—
	34	1	33	—
Financial liabilities
Derivative financial liabilities	(45)	—	(45)	—
	(45)	—	(45)	—
			As at December 31, 2017
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Equity investments	1	1	—	—
Derivative financial assets	31	—	31	—
	32	1	31	—
Financial liabilities
Derivative financial liabilities	(37)	—	(37)	—
	(37)	—	(37)	—

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services
1500 Robert-Bourassa Boulevard, Suite 700
Montréal, Québec, H3A 3S8 Canada
Telephone: 514-982-7555 Toll-Free (Canada): 1-800-564-6253
service@computershare.com

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 819-363-5100 Fax: 819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 514-282-2697 Fax: 514-282-2624	Kingsey Falls (Québec) J0A 1B0
jennifer_aitken@cascades.com	Canada
www.cascades.com/investors, investor@cascades.com

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